SOIL GEOCHEMISTRY AND GEOLOGY
                    VICTOR 1 MINERAL CLAIM
                    SLOCAN MINING DIVISION
                       SANDON AREA, B.C.
               NTS MAP SHEET 82K/3W AND 82F/14W
                  MTR MAP 82K/3W AND 82F/094
    LATITUDE 50 DEGREES 00'N, LONGITUDE 117 DEGREES 17'W



                         Prepared for

                  PINE CREST VENTURES, INC.



                         PAUL KALLOCK
                   CONSULTING GEOLOGIST



                      NOVEMBER 28, 2001

                      TABLE OF CONTENTS




SUMMARY	                                                 1
PROPERTY, LOCATION, ACCESS	                         2
LOCATION MAP, Figure 1	                                 3
CLAIM MAP SHOWING 2001 EXPLORATION AREA, Figure 2	 4
GEOLOGY, SOIL GEOCHEMISTRY AND
SAMPLE LOCATION MAP, Figure 3	                         5
HISTORY	                                                 6
GENERAL GEOLOGY AND MINERALIZATION	                 8
PROPERTY GEOLOGY	                                 8
ADITS NEAR 1+50W 23+50N, Figure 4	                 9
SOIL GEOCHEMISTRY	                                11
CONCLUSIONS	                                        12
RECOMMENDATIONS	                                        12
COST ESTIMATE	                                        13
GEOLOGIST'S CERTIFICATE	                                14
REFERENCES	                                        15
COST STATEMENT, 2001 PROGRAM	                        16
APPENDIX:
	Geochemical Analyses Procedures
	Certificates of Analyses

SOIL GEOCHEMISTRY AND GEOLOGY
VICTOR 1 MINERAL CLAIM
SLOCAN MINING DIVISION
SANDON AREA, B.C.


SUMMARY

The Victor 1 mineral claim is located 6 km east of New Denver, in southeastern British Columbia. It is underlain predominantly by argillite and quartzite of the Upper Triassic to Lower Jurassic Slocan Group. Eleven formerly productive silver-lead-zinc mines adjoin the claim on the east and south. Together they have produced more than
8.76 million ounces of silver since mining began in the early 1890s. Although sulphide mineralization is not presently known within the property, favourable exploration targets are suggested where the projected extension of several of the fissure-vein lodes cross the more competent quartzite and/or where these projected extensions cross structurally folded areas.

A geological mapping program and a soil geochemical survey of the central part of the claim were undertaken in November 2001. Several areas with elevated metal values in soil require additional exploration. Phase 2 exploration consisting of additional mapping and sampling is recommended for the remainder of the property as outlined in this report. A budget of approximately $15,000 US would be required for this work. If results are encouraging, a Phase 3 program of excavator or dozer trenching and diamond drilling might be recommended at a cost of $120,000 US. Total estimated cost of the remaining two Phases is approximately $135,000 US.

PROPERTY, LOCATION, ACCESS

The Victor 1 claim is located on the northeast side of Idaho Peak approximately 6 km east of the town of New Denver, B.C. Carpenter Creek flows westward through the north boundary of the claim. Northwesterly flowing Howson Creek bisects the claim and joins Carpenter Creek near the northwest corner of the claim. Elevation of the property ranges from 732 metres (2400 feet) along Carpenter Creek to 1650 metres (5400 feet) at the southeast corner of the claim. Coordinates of latitude 50 degrees 00'N, longitude 117 degrees 17'W cross the property within NTS map sheets
       83K/3W and 82F/14W, Slocan Mining Division.

Access to the property can be made from New Denver, B.C. by paved highway 31A which passes through the north portion of the claim. A footbridge near the historic town of Three Forks (now abandoned) crosses Carpenter Creek within 60 metres of the northeast corner of the claim. The southern, higher elevations of the claim can be reached by mine roads from Sandon, B.C., 4 km to the southeast. These roads can be kept open during the winter months with snow removal equipment. As can be seen on the accompanying map the Victor 1 claim consists of 16 units which is 400 hectares (988 acres) less several pre-existing claims along Howson Creek and on the east edge of the property, for a net area of approximately 250 hectares (620 acres).

Claim Name	Tenure Number	Units		Current Expiry Date
   Victor 1	   385937	  16		    April 29, 2002

The author has worked extensively on adjoining properties during previous soil geochemical, geological and diamond drilling programs and has traversed the Victor 1 claim area in November 2001 during the current geological and soil geochemical surveys.



Location Map


Claim Map


Geology Map


HISTORY

Six formerly productive mines are near the Victor 1 claim on the south and southeast as shown on the accompanying map. MINDEP computer files from the University of British Columbia list tonnages and grades as shown in the following table:

Mine	Short Tons	Ag, oz/ton	Au, oz/ton	Pb %	   Zn %
Idaho	        21825	   73.2	        0.0008	       11.4	 0.549
Alamo	         8659	  103.0	        0.0012	       37.8	11.7
Queen Bess	18918	   76.3	        0.0014	       49.4	 0.166
Palmita	          783	   66.2	        0.0115	       52.2	 4.92
Black Colt	  798	   53.9	        0.0170	       35.8	17.6
Silverite	   61	   77.1	        0.0164	       53.8	 4.85


Near the Victor 1 claim and to the east are five formerly productive mines. Tonnage and grade figures for these mines are also from MINDEP files and are as follows:

Mine	   Short Tons	Ag, oz/ton	Au, oz/ton	Pb %	    Zn %
Monitor	        20976	   20.2	         0.0501	       7.23	    2.33
Victor	       164576	   25.1	         0.0147	      14.5	    9.51
  (Violamac)
Cinderella	  249	   74.2		              66.3	    0.09
Lone Bachelor	 1826	   84.3	         0.0190	      37.2	    6.57
Hinckley	  116	   25.6	         0.0094       15.4	    7.86


The total recorded production of silver from these eleven mines is 8.76 million ounces.

There is no recorded mineral production from ground held by the Victor 1 claim.

A mill was established at Alamo (located in the northwest quarter of the claim) in 1894 to treat ore from the Idaho-Alamo-Queen Bess mines. An aerial tramway was constructed up Howson Creek to transport the ore. The millsite and a string of crown granted claims bisecting the Victor 1 claim along Howson Creek were probably acquired to secure land for the mill and tramway. Earliest production figures from the vicinity appear to be for the Queen Bess mine which was located in 1892 and a shipment of 40 tons was made in 1893. It was acquired in 1897 by the Queen Bess Proprietary Company, of England who controlled it until 1903.

The Idaho and Alamo mines were also worked in the early 1890s. In 1916 Clarence Cunningham acquired the three properties. In the years 1918 to 1920 the Queen Bess Mine produced 11,680 tons with a net smelter value of $1,250,000. Last major production at the Alamo was 1928. Production ceased in 1937 at the Queen Bess when Cunningham died.

On the east side of the Victor 1 claim the Monitor vein-lode was discovered in 1895 and production began shortly thereafter. Sporadic mining continued until 1941 when work began on the adjoining Cork and Min section of the property. Although no production data is available, some stoping was done from the No. 1 adit of the Cork (Hedley, 1952).

The Victor lode was discovered in 1921 by G.A. Petty as a result of trenching and ground-sluicing on a hillside almost completely covered with overburden. Production was made from four adits until 1948 when Violamac Mines Ltd. acquired the property and subsequently deepened the mine with discovery of ore below the No. 4 level. The Lone Bachelor Mine, which is approximately
375 m south of the Victor Mine adits, was productive between 1901 and 1923. at the Lone Bachelor was similar to the Monitor and Victor in that a small Ore amount of gold was associated with pyrite and the silver-lead-zinc mineralization. The earliest shipments from the Cinderella Mine, located below and to the northeast of the Victor Mine adits, were made in 1904. In 1936 the last production was recorded.

On November 4 and 5, 2001, soil geochemical and geological surveys were conducted on the Victor 1 claim and are the subject of this report.

GENERAL GEOLOGY AND MINERALIZATION

The Victor 1 claim occupies the northwest corner of the Sandon Mining Camp and is underlain predominantly by dark fine-grained clastic sediments of the Upper Triassic to Lower Jurassic Slocan Group. Granitic dykes and sills intrude the sedimentary package and may be related to the Late Jurassic Nelson Batholith which is located south of the Sandon area.

Bedding of the Slocan Group and axes of the major folds strike northwesterly with dips of bedding either northeasterly or southwesterly. Formerly Productive lode systems which include the Monitor, Victor (Violamac), Cinderella and Lone Bachelor deposits occur adjacent to the eastern side of the claim. Their lodes trend southwesterly with steep dips toward the north-west or southeast. On the south side of the Victor 1 claim the Idaho-Alamo-Queen Bess lode systems trend northeasterly and dip approximately 40 to 50 degrees southerly, although local variation between 20 and 70 degrees have been measured. Numerous places along the faults contain silver-lead-zinc mineralization but shoots of economic proportions are localized in zones of dilation between competent wallrocks. Other mineralized zones may be hosted in narrow fractures and joints which are either in a regional pattern or are
236:    transverse between  major fault fissures (Goldsmith, 1987).

PROPERTY GEOLOGY

Geological mapping by Hedley in 1952 covered most of the claim except along the west and north margins where outcrops are probably scarce. Argillite and mixed banded sediments of the Slocan Group trend northwest with dips of bedding generally 35 to 70 degrees toward the southwest. Within the argillites, a broad band of quartzite is oriented sub-parallel to Howson Creek. Several sills or dykes of granitic rock intrude both the argillite and quartzite. A steeply dipping fault striking N10 degrees W is present near the southeast corner of the property. Hedley depicts this fault as a major disruption to the lithology and lode structure where it passes through the Queen Bess Mine.



Figure 4


Several areas within the Victor 1 claim may have small fold structures. These localized fold areas are depicted by variable strikes and dips of bedding on Hedley's geological map. One of these areas is in the southeast corner of the claim near the previously mentioned fault. Others occur along the north margin of the claim.

During geological mapping in November 2001, argillite of the Slocan Group was observed along road cuts in the north and south parts of the Victor 1 claim. Bedding and foliation attitude of these sediments generally strikes northeast with moderate dips to the south. Exception to this trend was seen near the feldspar porphyry in the north end of the grid where folding and faulting are present near the contact.

Crowded feldspar porphyry which intrudes the Slocan Group argillite was mapped along road cuts and in creek beds in the north part of the grid. The rock is distinctive in its porphyritic appearance displaying large feldspar phenocrysts in a gray-green groundmass. Chlorite and sericite (?) and sparse pyrite crystals are visible within the groundmass.

At the north end of line 1+00W the feldspar porphyry shows a sub-horizontal lower contact with the argillite. In the creek beds and along the road cut at the north end of line 2+00W, the porphyry appears more massive, competent and coarser grained, suggesting a plug or small intrusive stock rather than a dyke or sill. Two old adits near 1+50W, 23+50N at the north end of the soil survey lines were examined. A 1:200 scale map showing their main features is included as Figure 4. Both adits are driven in argillite. The southern adit, which is 18 metres long, follows a strong graphite and quartz shear zone for most of its length. At the face at least two intersecting shear zones were encountered. A 0.4 metre chip sample (1+50W, 23+50N) collected from the face contained 0.7 ppm silver, 51 ppm lead, and 616 ppm zinc. The shorter adit revealed a quartz vein which was also barren of sulphides. Approximately 100 metres east of this adit, abundant calcium carbonate precipitate covers the argillite on a vertical cliff face. A sample of this soft, tan coloured material similar to tufa was collected (0+50W, 23+25N) and found to contain 0.2 ppm silver, 21 ppm lead, and 101 ppm zinc.

SOIL GEOCHEMISTRY

The following table displays statistical data concerning metal abundance derived from lognormal probability plots. Years of soil sampling results over Slocan Group rocks have been compiled into this information.

			Ag		Pb		Zn
			ppm		ppm		ppm

Background		<2.3		<38		Possibly two
Threshold		2.3 to 4.9	38 to 150	populations

Anomalous		>4.9		>150		>980

Seventy-six soil geochemical samples have been collected from the central part of the Victor 1 claim along three hip-chain and compass lines oriented
Az 335 degrees and extending from the upper road which leads to the Queen
Bess Mine to the lower road (above the former railroad grade) which leads to the Amano Mill site. Each line is approximately 1300 metres long, separated by 100 metres. Soil samples were collected at 50-metre spacings along these lines using a grub-hoe or long-bladed shovel. Samples were collected from the lower B or C soil horizon at 10 to 40 cm depth, placed in manila envelopes and shipped to ALS Chemex Labs in North Vancouver, B.C. Analytical procedures and certificates of analyses for silver, lead, and zinc are included in the Appendix.

Silver, lead, and zinc values are shown on a 1:5000 scale map (Figure 3) included as a fold-out in this report. Threshold values of silver occur at various sites, mostly on line 2+00W. One anomalous value of lead occurs at 1+00W, 21+50N with elevated zinc values extending downslope to the north.

CONCLUSIONS

Outcrops along the soil grid lines were sparse; only two argillite areas were noted other than the road cuts in the south and in cliffs along the north ends of the lines. No quartzite was seen in outcrop, although quartzite fragments were noted at several soil sample locations. Two adits were mapped and found to contain quartz and graphite in shear zones but did not have visible base metal sulphides. Feldspar porphyry intrudes the argillites at the north end of the grid area. It does not appear to be mineralized but does show chlorite and sericite (?) alteration. Structural folding or faulting is localized adjacent to the intrusive. One anomalous lead value and several threshold silver and zinc values were detected in the soil geochemical survey. They may be related to lode structures that are associated with the Monitor Mine which lies approximately 600 metres toward the northeast from the grid area.

RECOMMENDATIONS

More detailed soil geochemical sampling and geological mapping are recommended at the threshold and anomalous areas detected in the present survey. The current sampling grid should be extended to cover the remaining parts of the property. Additional detailed work such as hand trenching should be undertaken at anomalous areas as budget expenditures allow.

COST ESTIMATE

Phase 1

Phase 1 is completed as described in this report.

Phase 2

Geological mapping	       $2,800 US
Soil geochemical survey	        1,400
Analyses	                4,000
Food and lodging	        1,000
Vehicle and fuel	        1,000
Supplies	                  500
Engineering and supervision	1,500
Reporting	                1,500
		               13,700
Contingencies @ 10%, approx.	1,370

	Total, Phase 2	       15,070	      $15,070 US

Phase 3

Trenching, drilling,
reclamation, support
services, allow		      120,000 US

381:
        Total, Phases 2 and 3		      $135,070 US

Results of each Phase should be compiled into an engineering or geological report; continuance to the subsequent Phase should be contingent upon receiving favourable conclusions and recommendations from an Engineer or Geologist.
						Respectfully submitted,


						Paul Kallock
						Consulting Geologist
Vancouver, B.C.  November 28, 2001

GEOLOGIST'S CERTIFICATE




I, Paul Kallock, do state: that I am a geologist with offices at 304-595 Howe Street, Vancouver, B.C. V6C 2T5


I Further State That:


1. I have a B.Sc. degree in Geology from Washington State University, 1970. I am a Fellow of the Geological Association of Canada.

2. I have engaged in mineral exploration since 1970, both for major mining and exploration companies and as an independent geologist.

3. I have authored the report entitled, "Soil Geochemistry and Geology, Victor 1 Mineral Claim, Slocan Mining Division, Sandon Area, B.C." The report is based on my review of previously accumulated geologic data and from experience on adjacent properties, and from two days of field work on the claim in November 2001.

4. I have no direct or indirect interest in any manner in the property, nor do I anticipate receiving any such interest.

5. I consent to the use of this report in a prospectus or in a statement of material facts related to the raising of funds.









					/S/	Paul Kallock
						Consulting Geologist
Vancouver, B.C.
November 28, 2001

REFERENCES

Cairnes, C.E., 1935. Description of Properties, Slocan Mining Camp, B.C. GSC Memoir 184.

Goldsmith, L.B., 1987. Idaho-Alamo-Queen Bess Mineral Claim Group, Howson Creek-Idaho Peak Area, Sandon, B.C. Private Report for Trio Gold Corp.

Hedley, M.S., 1952. Geology and Ore Deposits of the Sandon Area, Slocan Mining Camp, B.C. BCDM Bull. No. 29.

Kallock, P., 2001. Silver-Lead-Zinc Potential, Victor 1 Mineral Claim, Slocan Mining Division, Sandon Area, B.C. Private report for Pine Crest Ventures, Inc.

MINDEP Computer Files, University of British Columbia.

COST STATEMENT, 2001 PROGRAM

Personnel
L.B. Goldsmith, Nov. 3-6, total 4 days
	@ $680/day	                     $2720.00
P. Kallock, Nov. 3-6, 12, 25, total 6 days
	@ $400/day	                      2400.00
C.W. Donald-Hill, Nov. 3-6, total 4 days
	@ $300/day	                      1200.00
                                             ---------
		                              6320.00
GST		                               442.40
                                             ---------
		                              6762.40	    $6,762.40

Transportation
4x4 vehicles, 2, 8 vehicle days
@ $50/vehicle/day	                       400.00
3142 km @ $0.43/km	                      1351.06
                                             ---------
		                              1751.06
GST		                               122.57
                                             ---------
		                              1873.03
Gas		                               305.52
                                             ---------
		                              2179.15	     2,179.15
$2179.15 ? 8 vehicle days =
          272.39/vehicle/day

Accommodation, Meals
$442.37 ? 12 man days = $36.86/man/day	                       442.37

Analyses
79 samples cost		                                       968.91
= $12.26/sample

Supplies
Batteries, sample bags		                                13.42

Report
Drafting and processing materials	                       376.60
                                                            ----------

		   TOTAL	                           $10,742.85
                                                            ==========


APPENDIX